United States
                    	Securities and Exchange Commission
	                         Washington, D.C. 20549

                              	SCHEDULE 13G

               Under the Securities Exchange Act of 1934




                         	BIOPHARMACEUTICS, INC.
                     	-----------------------------
                            	(Name of Issuer)


                              	Common Stock
                     	-----------------------------
                     	(Title of Class of Securities)

                            	  090646-10-0
                     	-----------------------------
                             	(CUSIP Number)

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CUSIP No.  090646-10-0						Page 1 of 3

1.	Names of Reporting Persons:

	Jonathan Rosen

2.	Check the appropriate box if a member of a Group.

	(a) X
	(b)

3.	SEC USE ONLY


4.	Citizenship or Place of Organization

	Citizen of the United Kingdom

5.	Sole Voting Power

	547,500 shares

6.	Shared Voting Power

	3,333,333 shares

7.	Sole Dispositive Power

	547,500 shares

8.	Shared Dispositive Power

	3,333,333 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,880,833 shares

10.	Check Box if Aggregate Amount in Row 9 excludes certain Shares

	Not applicable.

11.	Percent of Class Represented by Amount in Row 9.

	16.9%

12.	Type of Reporting Person

	IN


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									Page 2 of 3

Item 1.	(a)	Name of Issuer:  Biopharmaceutics, Inc.
		      (b)	Address of Issuer's Principal Executive Offices:  990 Station Road,
        Bellport, New York 11713

Item 2.	(a) 	Name of Filing Person:   Jonathan Rosen
      		(b)	Residence:  520 S. Lucerne Boulevard, Los Angeles, California 90020.
      		(c)	Citizenship:  United Kingdom
      		(d)	Title of Class of Securities:   Common Stock
      		(e)	CUSIP Number:    090646-10-0

Item 3. 	If this Statement if filed pursuant to Rule 13d-1(b) or 13(d)-2(b), check whether person filing is a:

		Not applicable.

Item 4.	Ownership

	3,880,833 shares beneficially owned broken down as follows:

	(a)	500,000 shares owned in the name of Jonathan Rosen
   		47,500 shares owned by Jonathan Rosen's trust
		   3,333,333 shares owned in the name of Dynamic Corporate Holdings
Corporation, a British Virgin Islands corporation, of which Mr. Rosen owns
50% of its stock.

	(b)	Percent of Class:  16.9%

	(c)	i.	Sole Voting Power of 547,500 shares
  		ii.	Shared Voting Power of 3,333,333 shares
	 	iii. Sole Dispositive Power of 547,500 shares
		  iv.	Shared Dispositive Power of 3,333,333

Item 5.	Ownership of Five Percent or Less of a Class

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		3,333,333 shares of common stock is owned by Dynamic Corporate Holdings
Corporation of which Mr. Rosen is a beneficial owner, (which represents 14.5%
of the outstanding stock of the Issuer).  John Figliolini owns the other 50%
of Dynamic Corporate Holdings Corporation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company.

		Not applicable.


									Page 3 of 3

Item 8.	Identification and Classification of Members of a Group.

		Not applicable.

Item 9.	Notice of Dissolution of Group.

		Not applicable.

Item 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of change or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such persons or effect.


                                  	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     							/s/ Jonathan Rosen
							                                         ---------------
                                         							JONATHAN ROSEN